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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of        February 20, 2006

Commission File Number	001-32654
ANORMED INC.
(Translation of registrant’s name into English)
#200 – 20353 64th Avenue, Langley, British Columbia Canada V2Y 1N5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [   ]   Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  [   ]   No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANORMED INC.
(Registrant)
Date	February 20, 2006	By	/ s / W.J. Adams
(Signature)*
William J. (Bill) Adams, Chief Financial Officer
* Print the name and title under the signature of the signing officer.

SEC 1815 (09-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AnorMED Inc. 200 - 20353 64th Ave TEL (604) 530-1057 Langley, British Columbia FAX (604) 530-0976 Canada V2Y 1N5 www.anormed.com

ANORMED RESPONDS TO SHAREHOLDER’S SEC FILING

For Immediate Release:	February 20, 2006

Vancouver, B.C. -  AnorMED Inc. (TSX:AOM, AMEX:AOM) provides shareholders with additional information regarding a filing of a further amendment to a Schedule 13D filing with the United States Securities and Exchange Commission by Felix J. Baker and Julian C. Baker.  Mr. David Scott, Chairman of the Special Committee of the Board of Directors of AnorMED Inc., has responded to Mr. Baker, in a letter which can be found on the Company’s website at  www.anormed.com.

Contrary to the position put forward by Mr. Baker, the Chairman of AnorMED as well as other members of the Special Committee and management have been actively meeting and talking to him in a concerted effort to come to an agreement on a group of directors that is satisfactory to all. Unfortunately, to date Mr. Baker has been unwilling to consent to the consideration of a Board that is fully independent of himself and the shareholders he represents and insists that a majority of the Board come from his slate of candidates.

The most recent proposal made to Mr. Baker by AnorMED was a Board of Directors that consisted of: Michael Abrams, Felix Baker, three of the existing Directors and four new independent Directors to be mutually agreed upon by members of the Board, including Mr. Baker.  This proposal and the timing of such changes are still open for discussion with Mr. Baker.

The willingness of the Company to replace and/or add new directors is consistent with AnorMED’s past practice. The Company’s goal has always been to recruit independent Directors, as necessary, that bring relevant business and industry experience and who will act in the best interests of all AnorMED shareholders. Consistent with this goal, the approach taken by the Special Committee has been, and will continue to be, to try and reach an agreement with Mr. Baker and those shareholders represented by him so that the Special Meeting will not be required.

As announced by the Company in its release on February 2, 2006, a Special Committee was created to consider the requisition of the Special Meeting and the issues raised by that requisition. The formation of this Committee reflects best practices for situations of this nature and the Company’s intention to follow an independent approach to dealing with the requisition and consequential matters.

The Schedule 13D filing amendment by Messrs. Baker does not sufficiently describe the formation and mandate of the Special Committee, or his participation in the current Board.

•

The formation and mandate of the Special Committee were approved by the majority of the AnorMED Board. As a member of the Board, Mr. Baker participated at this directors’ meeting.  The mandate of the Special Committee allows the committee to establish its own procedures and to retain such advisers as it considers appropriate.

•

The primary mandate of the Special Committee includes evaluating the concerns of the shareholders that have requested the Special Meeting, as well as the views of other shareholders, and to take such steps, if any, as the Special Committee deems appropriate to address such concerns.  Mr. Baker suggests that due to the mandate of the Special Committee, he has been excluded from participation in the evaluation of Company strategy and direction.  What he fails to disclose is that while the Special Committee is to consider and make recommendations to the Board of Directors on fundamental issues such as the calling of the shareholders meeting, it is not in its mandate to implement any such decision that the Special Committee may otherwise

-more-

 Response to Shareholder SEC filing 02/20/06

wish to have made. As a result, all such recommendations of the Special Committee are made to the Board of Directors who are then obligated to meet as a Board, including Mr. Baker, at which time the Board will decide as they deem appropriate. Company strategy and direction is, and has always been, a Board decision.

•

The Special Committee recommended the adoption of a Shareholder Rights Plan to the Board. This recommendation was subsequently approved by the majority of the Board with Mr. Baker in attendance.

•

The objective of the Shareholder Rights Plan is to promote fair and equal treatment for all shareholders in the event of a bid to buy the Company. The Plan provides the Board time to explore and develop alternatives in order to maximize shareholder value. The Plan is not intended to deter bids. The Plan is similar to plans adopted by other Canadian companies.  It will be placed before the shareholders of the Company for their approval at a meeting and will cease to have any effect if such approval is not obtained.

The Company’s proposed Board and its position on issues raised by the requisition will be addressed in its Proxy Circular.

The Circular will be distributed to all AnorMED shareholders in March, prior to the Special Meeting of Shareholders, which will be held on April 11, 2006 in Vancouver, B.C.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology. The Company has a product in Phase III development, a product in Phase II development and a research program focused on a novel class of compounds that target specific chemokine receptors known to be involved in a variety of diseases including HIV. Additional information on AnorMED Inc. is available on the Company’s website www.anormed.com.

Note:  Certain of the statements contained in this press release may contain forward-looking statements or forward-looking information within the meaning of applicable securities laws, including the Ontario Securities Act, Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934.  Statement or information regarding strategy, future operations, future financial position, future revenues, projected costs, prospects and plans and objectives of management are forward-looking statements.  The words “anticipates, “believes”, “budgets”, “could”, estimates”, expects,” forecasts”, “intends”, “may”, “plans”, ”projects”, “schedule”, “should”, “will”, “would” and similar expressions are intended to identify forward-looking statements or information, although not all forward-looking statements or information contain these identifying words. Plans, intentions or expectations disclosed in any forward-looking statements or information should not be read as guarantees of future results or events, and will not necessarily be accurate indications of whether or the times at or by which such results or events will be achieved.  Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  Investors are referred to the discussion of such risks, uncertainties and other factors in AnorMED’s Final Short Form Prospectus dated December 1, 2005 filed on SEDAR with Canadian securities regulatory authorities and in Exhibit 99.1 to AnorMED's Report on Form 6-K filed with the U.S. Securities and Exchange Commission on December 23, 2005.  Except as required by law, AnorMED expressly disclaims any intention and undertakes no obligation to update any forward-looking statements or information as conditions change.

For further information: Dr. Michael Abram President & CEO Tel: 604 – 530 --1057 E-mail: mabrams@anormed.com	Elisabeth Whiting, M.Sc. VP Corporate Development & Communications Tel: 604 – 532 – 4667 Cell : 604 – 763 - 4682 E-mail : ewhiting@anormed.com